Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Form S-4 File No.: 333-196054

August 11, 2014

Dear Mallinckrodt Colleagues:

This week, special meetings will be held where the respective shareholders of Mallinckrodt plc will be asked to approve the proposal to issue Mallinckrodt shares to Questcor shareholders and Questcor Pharmaceuticals shareholders will be asked to vote and approve the proposed merger agreement through which Mallinckrodt will acquire Questcor. As we move toward an anticipated close of the transaction, we’ve been looking ahead and beginning to plan for the integration. So, it’s important that we take this time to reinforce why we believe that bringing these complementary organizations together will create significant shareholder value, and also to outline what we expect when the integration gets underway.

The combined company, which will operate as Mallinckrodt Pharmaceuticals, will be a diversified, high-growth specialty pharmaceuticals company with significantly increased scale, revenues, profitability and cash flow, creating a strong platform to deliver sustainable growth and significant value for shareholders.

Questcor and Mallinckrodt are an excellent strategic fit and we all remain excited about this transaction. The addition of Questcor’s high-growth brand H.P. Acthar® Gel will expand and enhance the breadth and depth of Mallinckrodt’s specialty pharmaceutical businesses. Upon closing, we will add an entirely new autoimmune and rare diseases growth platform to our existing businesses, which boast a strong portfolio of products for pain management and the treatment of central nervous system illnesses. Acthar will be an exceptional complement to Mallinckrodt’s broadening growth engine of leading specialty pharmaceutical brands, including OFIRMEV®, EXALGO®, Gablofen™, PENNSAID® 2% and XARTEMIS™ XR and, longer term, MNK-155, in addition to our portfolio of core controlled substance specialty generics and API products. We are also pleased to add Synacthen™ to our international portfolio.

Additionally, this transaction creates an important frame for us to advance the portfolio through focused R&D investments, a targeted data and publications strategy to support the clinical performance of Acthar and continued commercial expansion and investment. The opportunities presented by the portfolio of the combined company will provide new growth and play a key role in driving Mallinckrodt’s success for the long term.

As we approach the closing of the transaction and move forward with integration planning, we want to be sure that you are all clear on the steps ahead. To help provide information to employees about the background of both companies and the merger process, we have established an information portal that can be accessed by Mallinckrodt and Questcor employees at http://www.mallinckrodt.com/mnk-qcor/mergerinfo/. In addition to the details provided, you’ll also be given an opportunity to submit questions electronically. We will do our best to answer your questions as soon as possible, posting them to the site as appropriate.

We anticipate that there will be minimal changes to Questcor business processes or field activities immediately following closing. Integration is planned to be a partnership between the organizations and we’ll build on the preliminary conversations taking place now, scheduling our first joint integration meeting soon after the transaction closes. Within Mallinckrodt, some of you will be asked to contribute to integration-related activities along with your current role, while others will stay focused solely on the work at hand. Either way, your contributions are important for our continued success and help to ensure that we continue to deliver on our commitments to our shareholders, customers, patients and each other.

A top priority of the integration will be to continue to escalate the growth momentum of the new Mallinckrodt’s combined portfolio. Integration activities will be carefully planned to ensure that nothing slows or disrupts the positive growth trajectory of Acthar or impacts the continued success of any product in the Mallinckrodt portfolio. The current Questcor commercial team, including the marketing, reimbursement and sales organizations supporting Acthar, will be integral to the future success of Mallinckrodt and Acthar, and will operate as the Autoimmune and Rare Diseases business. The commercial team will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment and will report directly to me. The corporate and support organizations such as R&D, Finance and Human Resources will report to the respective Mallinckrodt functional leadership to facilitate a seamless integration of the business. For the near term, we also expect BioVectra to continue to operate much as it does today — as a wholly owned entity within the broader company. As the integration continues, we will work with the leadership at BioVectra to determine what, if any, additional links we want to make between Mallinckrodt and that business.

Following completion of the transaction, the Mallinckrodt Board of Directors will increase to 12 members to include current Questcor Directors Angus Russell, Virgil Thompson and Don Bailey, their current CEO and President.

It’s important to be clear that growth is the primary reason for executing this transaction. Overall, we see the organizations as largely complementary and not duplicative. Given that, achieving organizational synergies is not a significant driver of deal value. As part of a stronger, larger and far more diversified company, we expect that many Questcor employees will benefit from greater career and professional development opportunities. Though we do expect some minor cost synergies, they’ll come primarily from efficiencies we can gain in general and administrative expenses.

With the talent, experience and expertise of our employee bases and the financial strength, portfolio breadth and channel access of the combined company, we believe that, if the proposed merger is approved by the shareholders of both companies on August 14, the new Mallinckrodt will be well positioned to be a top-performing, high-growth and highly profitable specialty pharmaceutical company delivering important therapeutic treatments for patients around the world.

Sincerely,

Mark Trudeau

President and CEO

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the areas of nephrotic syndrome and lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen™ Depot; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to its technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to achieve anticipated benefits of price increases; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligations under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Quarterly Reports on Form 10-Q for the quarterly periods ended December 27, 2013, March 28, 2014 and June 27, 2014; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013 (and the amendment thereto on Form 10-K/A), its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014, and its Current Report on Form 8-K filed with the SEC on July 10, 2014. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The registration statement on Form S-4 (File No. 333-196054) was declared effective by the SEC on July 11, 2014. Each of Mallinckrodt and Questcor mailed the joint proxy statement/prospectus to its respective shareholders on or around July 14, 2014. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus, the registration statement and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.